

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

Mr. E. Joseph Grady
Chief Financial Officer
Crimson Exploration Inc.
707 Texas Avenue, Suite 2900
Houston, Texas 77002

> **Re:** **Crimson Exploration Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **Filed May 14, 2008**
> **File No. 000-21644**

Dear Mr. Grady:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended 12/31/07

Properties, page 12

Significant Properties, page 15

1.   We note your disclosure stating that information about your proved reserves,
        estimated future net cash flows and present values "…is taken from reports
        prepared by independent petroleum engineers." Please identify these experts in
        your disclosure to comply with Instruction 4.B to Item 102 of Regulation S-K.

        Given that you have incorporated subsequent periodic filings into the Form S-8
        that you filed on February 25, 2005, you should also file a consent from this
        expert to comply with Item 601(B)(23) of Regulation S-K, and Rule 436 of
        Regulation C.

Results of Operations, page 24

Dividends on Preferred Stock, page 26

2.   We note you recorded adjustments in the third quarter of 2007 to correct an
        accounting error relating to quarterly compounding for accrued, undeclared and
        unpaid dividends for the Series G Preferred stock. You indicate that
        approximately $0.4 million of the adjustment recorded in the third quarter related
        to prior years. Please tell us how you concluded that these adjustments should all
        be reflected in the third quarter of 2007, rather than in the respective periods of
        occurrence, following the guidance in paragraph 25 of SFAS 154 and SAB Topic
        1:N. Please submit the analysis you performed, including a schedule showing the
        impact of these adjustments for each quarterly period.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

Mr. Grady
Crimson Exploration Inc.
June 5, 2008
Page 3

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief